March 3, 2014

Re:	ChinaEdu Corporation
Schedule 13E-3

Filed on January 10, 2014 by ChinaEdu Corporation, ChinaEdu Holdings Limited, ChinaEdu Merger Sub Limited, Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, Gegeng Tana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited, Lingyuan Furong Investment Mgmt Co., Ltd., McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young.

File No. 005-83714

Larry Spirgel

Assistant Director

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of ChinaEdu Corporation, a Cayman Islands exempted company with limited liability (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of February 27, 2014 with respect to the Schedule 13E-3, File No. 005-83714 (“Schedule 13E-3”) filed on January 10, 2014 and Amendment No. 1 to the Schedule 13E-3 filed on February 14, 2014 (“Amendment No. 1”) by the Company and the other filing persons named therein (the “Filing Persons”). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Preliminary Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Schedule 13E-3 Amendment and the Revised Preliminary Proxy Statement indicating changes against Amendment No. 1 and the proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13E-3 Amendment and the Revised Preliminary Proxy Statement.

We represent the Company and the other Filing Persons except McGraw-Hill Global Education Intermediate Holdings, LLC (“McGraw-Hill Education”). To the extent any response relates to information concerning McGraw-Hill Education or the special committee of the board of directors of the Company (the “Special Committee”), such response is included in this letter based on information provided to us by the Special Committee or McGraw-Hill Education or their respective representatives and advisors.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Schedule 13E-3 Amendment in response to the Staff’s comments.

Exhibit (a)(1)

Summary Term Sheet, page 1

Shareholder Vote Required to Approve and Authorize the Merger Agreement…, page 5

1.	We note your response to prior comment 24. Please revise to provide tabular disclosure of the aggregate shares entitled to vote at the extraordinary general meeting by category, including Rollover Shareholders, unaffiliated shareholders and officers and directors who are not Rollover Shareholders. In addition, please disclose the percentage held by each group based on the aggregate number of shares permitted to vote on each proposal to be voted on at your extraordinary general meeting.

In response to the Staff’s comment, this section has been revised. Please refer to page 36 of the Revised Preliminary Proxy Statement.

Special Factors, page 24

Background of the Merger, page 24

2.	We note your response to prior comment 9. Please revise your disclosure to provide the Independent Committee’s consideration of the factors identified by McGraw-Hill Education October 6, 2013 analysis in assessing procedural and substantive fairness of the transaction to unaffiliated security holders. Specifically, the factors McGraw-Hill Education identified as supporting its conclusion that the June 20, 2013 offer undervalued the company.

In response to the Staff’s comment, this section has been revised. Please refer to page 29 of the Revised Preliminary Proxy Statement.

3.	We note your disclosure that McGraw-Hill Education failed to propose any alternative merger or buyout proposal of its own. Please tell us when the Independent Committee first urged McGraw-Hill Education to propose an alternative merger or buyout proposal. Please disclose why McGraw-Hill Education chose not to submit such a proposal.

In response to the Staff’s comment, this section has been revised. Please refer to pages 26 and 31 of the Revised Preliminary Proxy Statement.

Reasons for the Merger and Recommendation of the Independent Committee and our Board of Directors, page 34

4.	Please revise to disclose net book value per share as of the most recent practicable date.

The Company respectfully maintains that as of the date of the filing of the Schedule 13E-3 Amendment, September 30, 2013 is the latest practicable date the Company is able to calculate the net book value per share.

Position of the Buyer Group as to the Fairness of the Merger, page 38

5.	We note your response to prior comment 35. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). McGraw-Hill Education’s discussion and analysis should include any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. Specifically, we note that the McGraw Hill Education’s analysis does not appear to fully address the factors described in clauses (i) through (vi) and clause (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant. Discussion of all of these factors would appear particularly material to a shareholder’s voting decision given McGraw-Hill’s conclusion that the transaction is substantively fair notwithstanding its statements referred to elsewhere in the proxy statement that the June 20 Proposal undervalues the Company.

In response to the Staff’s comment, this section has been revised. Please refer to page 39 of the Revised Preliminary Proxy Statement. In addition, we respectfully advise the Staff that the defined term “Buyer Group” in the Revised Proxy Statement includes McGraw-Hill Education, therefore McGraw-Hill Education’s explanation why the factors described in clauses (iii) through (v) and clause (viii) of Instruction 2 to Item 1014 of Regulation M-A were not relevant is disclosed on page 39 of the Revised Proxy Statement.

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Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +86 10 5954 3501.

Very truly yours,

/s/ Lawrence Venick
Lawrence Venick

cc:	Yixin Mei (ChinaEdu Corporation)
David Connolly (Shearman & Sterling LLP)
Paul W. Boltz, Jr. (Ropes & Gray)